SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                           (Amendment No. __________ )


                        Government Properties Trust, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    38374W107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                         Cadmus Capital Management, LLC
                        150 East 52nd Street, 27th Floor
                               New York, NY 10022
                                 (212) 829-1633
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                   May 5, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].

CUSIP No. 38374W107
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Cadmus Capital Management, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [_]
                                                                 (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,976,674

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,976,674

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

     1,976,674

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                     [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     9.5%

14.  TYPE OF REPORTING PERSON

     OO

CUSIP No. 38374W107
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Cadmus Capital Fund, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [_]
                                                                 (b) [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,265,071

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,265,071

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

     1,265,071

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                     [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.1%

14.  TYPE OF REPORTING PERSON

     OO

CUSIP No. 38374W107
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Jed Bonnem

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [_]
                                                                 (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,976,674

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,976,674

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

     1,976,674

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                     [_]
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     9.5%

14.  TYPE OF REPORTING PERSON

     IN

CUSIP No. 38374W107
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Chris Vulliez

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [_]
                                                                 (b) [X]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     0

6.   SHARED VOTING POWER

     1,976,674

7.   SOLE DISPOSITIVE POWER

     0

8.   SHARED DISPOSITIVE POWER

     1,976,674

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

     1,976,674

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                     [_]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     9.5%

12. TYPE OF REPORTING PERSON

     IN

CUSIP No.   38374W107
            ---------------------

--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

     The name of the issuer is Government Properties Trust, Inc., a Maryland corporation (the "Issuer"). The address of the Issuer's offices is 13625 California Street, Suite 310, Omaha, Nebraska 68154. This schedule relates to the Issuer's Common Stock (the "Shares").

--------------------------------------------------------------------------------

Item 2.  Identity and Background.

     (a-c,f) This Schedule 13D is being filed by Cadmus Capital Management, LLC, Cadmus Capital Fund, Ltd., Jed Bonnem and Chris Vulliez (the "Reporting Persons"). Cadmus Capital Management, LLC, Jed Bonnem and Chris Vulliez' principal business address is located at 150 East 52nd Street, 27th Floor, New York, NY 10022. Cadmus Capital Fund, Ltd.'s principal address is located at c/o BISYS Hedge Fund Services (Cayman) Limited, P.O. Box 1748 GT, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman, Cayman Islands. Mr. Bonnem and Mr. Vulliez serve as managing members of Cadmus Capital Management, LLC. Mr. Bonnem and Mr. Vulliez are United States citizens. Cadmus Capital Management, LLC is a Delaware limited liability company. Cadmus Capital Fund, Ltd. is a Cayman Islands exempted company.

     (d) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------

Item 3.  Source and Amount of Funds or Other Consideration.

     As of the date hereof, Cadmus Capital Management, LLC, may be deemed to beneficially own 1,976,674 shares. The total cost for the Shares Cadmus Capital Management, LLC may be deemed to beneficially own is $19,872,969.

     As of the date hereof, Cadmus Capital Fund, Ltd., may be deemed to beneficially own 1,265,071 shares. The total cost for the Shares Cadmus Capital Fund, Ltd. may be deemed to beneficially own is $12,523,586.

     As of the date hereof, Jed Bonnem may be deemed to beneficially own 1,976,674 shares. The total cost for the Shares Mr. Bonnem may be deemed to beneficially own is $19,872,969.

     As of the date hereof, Chris Vulliez may be deemed to beneficially own 1,976,674 shares. The total cost for the Shares Mr. Vulliez may be deemed to beneficially own is $19,872,969.

     The source of funds used to purchase the securities reported herein was the working capital of private investment funds (the "Funds") over which the Reporting Persons have investment discretion.

     No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

--------------------------------------------------------------------------------

Item 4.  Purpose of Transaction.

     The Shares reported herein were acquired for, and are being held for, investment purposes by Cadmus Capital Management, LLC on behalf of the Funds. The acquisitions of the Shares were made in the ordinary course of the Reporting Persons' business.

    On May 5, 2006, Cadmus Capital Management, LLC wrote a letter to the Issuer, the form of which is attached hereto as Exhibit C. Cadmus Capital Management, LLC called upon the Issuer to take specific steps to maximize shareholder value. In particular, Cadmus Capital Management, LLC has called upon management (1) to sell the portfolio and return cash to shareholders and (2) to explore the sale of the Issuer to a strategic buyer.

     The Issuer's 2006 annual meeting of stockholders (the "Annual Meeting") is scheduled to be held June 1, 2006. The Reporting Persons will not attend or vote their Shares at the Annual Meeting and intend to encourage a limited number of other holders of Shares not to attend or vote at the Annual Meeting in order to deny the presence of a quorum and force the Issuer to reschedule the Annual Meeting. The Reporting Persons believe that, under the Issuer's bylaws, if a quorum can be denied until after August 17, 2006, the Issuer will be required to call the Annual Meeting for a new date and with a new record date and that the Reporting Persons would have the right to give notice to the Issuer of one or more proposals to be included on the agenda of the Annual Meeting. The Reporting Persons currently intend to give such notice if entitled to do so, which notice would include the nomination of individuals to be elected to the Issuer's board of directors and who might constitute a majority or the entirety of the board if elected.

     In an effort to protect the investments made behalf of the Funds, as well as to maximize shareholder value, the Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

     Except as noted above, the Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated below. The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to management and the shareholders of the Issuer.

     (1) the acquisition of additional Shares of the Issuer, or the disposition of Shares of the Issuer;

     (2) an extraordinary corporate transactions, such as a merger, reorganization or liquidation, involving the Issuer;

     (3)  a sale or transfer of a material amount of assets of the Issuer;

     (4) any material change in the present capitalization or dividend policy of the Issuer;

     (5) any other material change in the Issuer's business or corporate structure;

     (6) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (7) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

     (8) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

     (9)  any action similar to those enumerated above.

     Any future decision of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

--------------------------------------------------------------------------------

Item 5.  Interest in Securities of the Issuer.

     As of the date hereof, Cadmus Capital Management, LLC may be deemed to be the beneficial owner of 1,976,674 Shares, or 9.5% of the Shares, based upon the 20,700,000 Shares outstanding as of March 8, 2006, according to the Issuer's most recent Form 10-K.

     Cadmus Capital Management, LLC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,976,674 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,976,674 Shares.

     As of the date hereof, Cadmus Capital Fund, Ltd. may be deemed to be the beneficial owner of 1,265,071 Shares, or 6.1% of the Shares, based upon the 20,700,000 Shares outstanding as of March 8, 2006, according to the Issuer's most recent Form 10-K.

     Cadmus Capital Fund, Ltd. has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,265,071 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,265,071 Shares.

     As of the date hereof, Jed Bonnem may be deemed to be the beneficial owner of 1,976,674 Shares, or 9.5% of the Shares, based upon the 20,700,000 Shares outstanding as of March 8, 2006, according to the Issuer's most recent Form 10-K.

     Mr. Bonnem has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,976,674 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,976,674 Shares.

     As of the date hereof, Chris Vulliez may be deemed to be the beneficial owner of 1,976,674 Shares, or 9.5% of the Shares, based upon the 20,700,000 Shares outstanding as of March 8, 2006, according to the Issuer's most recent Form 10-K.

     Mr. Vulliez has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,976,674 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,976,674 Shares.

     The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by the Reporting Persons are set forth in Schedule B and were all effected in broker transactions.

--------------------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

--------------------------------------------------------------------------------

Item 7.  Material to be Filed as Exhibits.

         Exhibit A: Agreement between the Reporting Persons to file jointly

         Exhibit B: Schedule of Transactions in the Shares.

         Exhibit C: Form of Letter from Cadmus Capital Management, LLC to the Issuer.

--------------------------------------------------------------------------------

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                       May 8, 2006
                                       ----------------------------------------
                                                        (Date)


                                       CADMUS CAPITAL MANAGEMENT, LLC*

                                       BY: /s/ Jed Bonnem
                                          -------------------------------------
                                          Name: Jed Bonnem
                                          Title: Managing Member


                                       CADMUS CAPITAL FUND, LTD.

                                       BY: /s/ Chris Vulliez
                                          ----------------------
                                          Name: Chris Vulliez
                                          Title: Director


                                       /s/ Jed Bonnem*
                                       -----------------------------------
                                       Jed Bonnem


                                       /s/ Chris Vulliez*
                                       -----------------------------------
                                       Chris Vulliez



* The Reporting Persons disclaim beneficial ownership except to the extent of their pecuniary interest therein.

                                                                       Exhibit A


                                    AGREEMENT

The undersigned agree that this Schedule 13D dated May 8, 2006 relating to the Common Stock of Government Properties Trust, Inc. shall be filed on behalf of the undersigned.


CADMUS CAPITAL MANAGEMENT, LLC

BY: /s/ Jed Bonnem
----------------------
Name: Jed Bonnem
Title: Managing Member

CADMUS CAPITAL FUND, LTD.

BY: /s/ Chris Vulliez
----------------------
Name: Chris Vulliez
Title: Director


/s/ Jed Bonnem
----------------------------------
Jed Bonnem


/s/ Chris Vulliez
---------------------------------
Chris Vulliez


May 8, 2006

                                    Exhibit B
                           Transactions in the Shares

                                  Number of Shares
Date of Transaction                Purchase/(SOLD)             Price of Shares


 Cadmus Capital Partners (QP), LP

 3/1/2006                          57, 825**                        8.6700
 3/3/2006                              736                          8.5565
 3/3/2006                            1,664                          8.5650
 3/7/2006                            3,008                          8.4471
 3/8/2006                            4,448                          8.4437
 3/10/2006                           3,200                          8.3735
 3/13/2006                             768                          8.3079
 4/3/2006                          78, 827**                        9.0300
 4/10/2006                             360                          8.3900
 4/25/2006                           1,800                          8.2910


Cadmus Capital Fund, Ltd.

 3/1/2006                         (57, 825)**                       8. 6700
 3/3/2006                            1,564                          8.5565
 3/3/2006                            3,536                          8.5650
 3/7/2006                            6,392                          8.4471
 3/8/2006                            9,452                          8.4437
 3/10/2006                           6,800                          8.3735
 3/13/2006                           1,632                          8.3079
 4/3/2006                         (78, 827)**                       9.0300
 4/10/2006                             640                          8.3900
 4/25/2006                           3,200                          8.2910


*The transactions listed above marked with a double asterisk represent cross trades between the Funds for portfolio rebalancing purposes. Such transactions were done directly between the Funds and as such were not effected over the open market.

                                    EXHIBIT C
                  Letter from Cadmus Capital Management, LLC to
                          the Issuer dated May 5, 2006

                   [Cadmus Capital Management, LLC Letterhead]



                                                         May 5, 2006


Thomas D. Peschio
President and Chief Executive Officer
Government Properties Trust, Inc.
13625 California Street, Suite 310
Omaha, NE  68154

Dear Tom,

Thank you for taking the time the other day to explain to us the recent announcements by your Company. As you are aware, the Company announced on May 3, 2006 that 1) it is reducing the dividend from an annual rate of $0.60 to an annual rate of $0.45; and 2) acquisition prospects for the Company have diminished due to higher financing costs and competition among buyers of these assets. In light of these developments and an almost certain inability to expand beyond your current portfolio, we recommend that you take immediate steps to harvest the portfolio to achieve the highest possible value in the shortest period of time. As you will hopefully agree, we have been active and supportive stockowners of the Company, but the recent changes and lack of options for further growth have prompted this letter. At this point, after two years of trying to make this concept work, I hope you will understand that investors want their money back.

We urge the board to consider the following options:

1)   Sell the portfolio and return cash to shareholders.

     As we have discussed in the past, the Company's portfolio is comprised of high-quality assets which benefit from long-term, high-credit-quality leases. In prior discussions you have indicated that the entire portfolio could be sold in a relatively short time frame, perhaps a matter a months, and that many of your assets could be sold at a premium to their book value. If that is the case, this option should be intensely considered. Our analysis values the properties at $10.00 per share or greater. I cannot stress enough how attractive it would be for shareholders to receive a premium valuation in a short time frame.

2)   Sell the company to a strategic buyer.

     We believe that some of the Company's capabilities are unique, including its name and presence in the market, its ability to acquire properties on a pre-completion/pre-construction basis, and its systems for managing its properties. We think it is likely that a potential buyer would find value in both the portfolio and these other attributes, potentially leading to a higher value than the liquidation alternative above. It is our understanding that one or more strategic buyers have already contacted the Company and its shareholders, and that this interest from potential acquirers is on-going.

As the board is evaluating these alternatives for value realization, we strongly urge you to immediately reduce overhead costs. The Company's current overhead is geared for acquisition-led growth. We recommend that you immediately reduce overhead by at least half, eliminating all functions except those needed for basic maintenance of your current portfolio. The $2 million, or $0.10 per share, of annual savings would be extremely material to your shareholders and would add 22% to the reduced dividend. I frankly do not see why costs could not be lowered even further than that. We believe this new, higher dividend stream will value the shares at least between $9.00 and $10.00 and would preserve value as alternatives are reviewed. All functions related to underwriting and diligence of new properties should be eliminated. All functions related to new property closings, documentation, and financing should be eliminated. And all legal fees, advisors, and other third party costs should be reduced. We recommend that most senior management positions also be eliminated. Please note that these reductions should not detract from the values outlined in the alternatives above.

I regret having to write this letter since we were perhaps as excited as you about the concept of building an ever-larger portfolio of government-leased properties. We think highly of you, your team, and the extraordinary portfolio you have constructed to date. We hope you will agree that it is important to maximize what we have built to date and return those funds to shareholders in an expeditious manner.

Sincerely,



Joseph E. Bonnem
General Partner




SK 16233 0001 667729 v3